UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: April 11, 2008                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                        JOINT NEWS RELEASE - MAY 12, 2008

                               IMA OPTIONS HUSHAMU
                      COPPER-MOLYBDENUM-GOLD PROPERTY FROM
                           WESTERN COPPER CORPORATION

IMA Exploration Inc. (IMR-AMEX, IMR-TSX.V) and Western Copper Corporation (WRN-TSX) are pleased to announce they have entered into a binding Letter of Intent and are preparing an Option Agreement to further explore and develop the Hushamu Property and in which IMA has the right to acquire up to a 70% interest.

The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern
Vancouver  Island,  B.C.  in  an  established  mining  area,   approximately  25
kilometers to the southwest of Port Hardy.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2 million ounces of gold and 1.4 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.6 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs. Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.


   TABLE 1: SUMMARY OF RESOURCE ESTIMATION FOR THE HUSHAMU COPPER-GOLD DEPOSIT

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                                     TONNAGE ABOVE
CLASS                   CU CUT-OFF      CUT-OFF          GRADE CU      GRADE AU
                           (%)       MILLION TONNES        (%)           (G/T)
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Measured                   0.10           87.7             0.21          0.206
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Indicated                  0.10          495.8             0.20          0.240
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Measured + Indicated       0.10          583.5             0.20          0.240
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Inferred                   0.10          151.9             0.19          0.274
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Measured                   0.20           39.2             0.29          0.309
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Indicated                  0.20          191.7             0.27          0.309
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Measured + Indicated       0.20          230.9             0.28          0.309
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Inferred                   0.20           52.8             0.28          0.377
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JOINT NEWS RELEASE                                                  MAY 12, 2008
IMA EXPLORATION INC. & WESTERN COPPER CORPORATION                         PAGE 2
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                                     TONNAGE ABOVE
CLASS                   CU CUT-OFF      CUT-OFF          GRADE CU      GRADE AU
                           (%)       MILLION TONNES        (%)           (G/T)
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Measured                   0.30           14.0             0.37          0.411
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Indicated                  0.30           49.7             0.37          0.411
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Measured + Indicated       0.30           63.7             0.37          0.411
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Inferred                   0.30           18.2             0.35          0.480
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At least 5 additional  copper-molybdenum-gold  porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and IMA considers the overall property to host an extensive exploration upside. IMA's technical team will be focused on infill drilling to upgrade the deposit as well as implementing an aggressive exploration strategy to test the numerous exploration targets in and around the known deposit. Drill permitting and surface exploration programs will commence shortly.

In 2005 Lumina Resources, later acquired by Western Copper, conducted the first major exploration in the area since 1994 that comprised historic data compilation, airborne geophysics (2,687 line kilometers), diamond drilling
(3,155 m in 18 holes), geological mapping, prospecting, geochemical surveys (3,842 soil samples), and alteration studies. Lumina discovered porphyry style copper-gold molybdenum mineralization in the NW Expo zone (hole EC-228 intersected 1.0 g/t Au and 0.17% Cu over 95 m). In 2007 Western Copper further tested the NW Expo target with 2 drillholes and intersected two mineralized horizons. The drillholes cut an upper zone of mineralization containing 82.6 meters of 0.033% molybdenum and 0.14 grams per tonne gold and a deeper mineralized interval of 182.5 meters grading 0.58 grams per tonne gold and 0.013% molybdenum. The second drillhole intersected the upper zone over an interval of 27.4 meters containing 0.022% molybdenum and 0.13 grams per tonne gold and the deeper zone intersected 204.2 meters grading 0.74 grams per tonne gold and 0.012% molybdenum (refer to Western Copper press release April 2007).

The Hushamu property, owned 100% by Western Copper Corporation, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah. During Island Copper's operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au. The rhenium content of the molybdenum concentrate was an important by-product. The demand for rhenium has driven prices to $10,550 per kilogram.

As per the terms of the option agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn IMA a 49% interest in the project (Option 1). IMA can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

IMA is a Vancouver based exploration company with over $25M in its treasury. This transaction is Phase I of IMA's business strategy and is compatible with the Company's objective of acquisition of projects that contain established resources and offer significant opportunities to expand these values through continued exploration. The Hushamu project fits this criteria and is located within a region that has traditionally seen successful mine development and award winning environmentally sound mine decommissioning practices. In addition, there are small-scale industrial mineral mining operations currently underway within the Hushamu project area. A PowerPoint presentation on the Hushamu project is available on the Company's web site (www.imaexploration.com).

JOINT NEWS RELEASE                                                  MAY 12, 2008
IMA EXPLORATION INC. & WESTERN COPPER CORPORATION                         PAGE 3
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Dr.  Greg  Myers,  P.Geo.,  a  Qualified  Person  under the  meaning of Canadian
National Instrument 43-101 and IMA Exploration's Consulting Geologist, is responsible for the technical content of this news release.


ON BEHALF OF THE BOARD

/s/ JOSEPH GROSSO                            /s/ DALE CORMAN
--------------------------------------       -----------------------------------
Mr.  Joseph  Grosso,  President  & CEO       F.  Dale  Corman,  President  & CEO
IMA Exploration Inc.                         Western Copper Corporation


For further information please contact:

Joseph Grosso, President & CEO               Dale Corman, President & CEO
Sean Hurd, Investor Relations                Chiara Orrigoni, Investor Relations
1-800-901-0058 or 604-687-1828               1-888-966-9995 or 604-684-9497
fax 604-687-1858                             fax 604-669-2926
email info@imaexploration.com,               email info@westerncoppercorp.com
http://www.imaexploration.com                www.westerncoppercorp.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 3


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